Exhibit 12
XL GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended
(U.S. dollars in thousands, except ratios)	2016	2015
Earnings:
Pre-tax income (loss) from continuing operations	$97,252	$39,892
Fixed charges	114,541	89,747
Distributed income of equity investees	40,622	24,570
Subtotal	$252,415	$154,209
Less: Non-controlling interests	3,679	1,957
Preference share dividends	57,464	35,433
Total earnings (loss)	$191,272	$116,819

Fixed charges:
Interest costs	$41,613	$41,481
Accretion of deposit liabilities	10,690	9,957
Rental expense at 30% (1)	4,774	2,876
Total fixed charges	$57,077	$54,314
Preference share dividends	57,464	35,433
Total fixed charges and preference dividends	$114,541	$89,747

Ratio of earnings to fixed charges	3.4	2.2

Ratio of earnings to combined fixed charges and preference dividends	1.7	1.3

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
_______________

(1)	30% represents a reasonable approximation of the interest factor.